Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
SUSTAINED FOCUS ON ORGANIC GROWTH DELIVERS SUBSTANTIAL RISE IN RESERVES AND RESOURCES
London, 31 March 2010 — Randgold Resources today reported a 69% increase in its total mineral resources and a 75% rise in its attributable mineral reserves for the year to December 2009.
Chief executive Mark Bristow said this significant escalation again underlined the effectiveness of the company’s key strategy of achieving organic growth through exploration success, and of creating value through the development of profitable mining projects. He cited the recent discoveries of Gounkoto and Massawa, and the rapid expansion of Kibali’s resources and reserves since its acquisition late last year, as major contributors to the increased size and enhanced quality of the Randgold asset base.
Randgold’s annual resource and reserve declaration published as part of its 2009 annual report today, shows that at the attributable level, measured, indicated and inferred resources rose from 16.13 million ounces to 27.33 million ounces over the year. This is mainly attributable to the delineation of new resources at Gounkoto and the acquisition of a 45% stake in Kibali. Attributable proved and probable reserves grew from 8.87 million ounces to 15.56 million ounces, largely due to the conversion of resources to reserves at Gounkoto and Massawa, an increase in ownership from 84% to 89% of the Tongon project, and the sharp rise in Kibali’s reserves.
“When we acquired Kibali in October, its probable reserves stood at 5.5 million ounces. By the year end, our team had grown this to 9.3 million ounces, demonstrating our ability to add value through continued exploration,” Bristow said.
“Excluding Morila, which is no longer an operating mine, the average grade of our reserves is now above 4 g/t, and Gounkoto, Massawa and Kibali are all high-grade projects. We are not only increasing the size but improving the quality of our assets. It’s also worth noting that we haven’t used the higher gold price to boost our reserves — they’ve been calculated at a conservative US$700 per ounce gold price and a higher cost profile, while the resources have been estimated at US$1 000 per ounce. This is real growth, framed within realistic parameters and a viable business plan.”
RESOURCE AND RESERVE DECLARATION at 31 December 2009 (abridged)

		Tonnes	Grade	Gold	Attributable
MINE/PROJECT	Category	(Mt)	(g/t)	(Moz)	Gold (Moz)
MINERAL RESOURCES
Kibali					45%
	Measured and Indicated	131.49	3.29	13.93	6.27
	Inferred	51.06	3.55	5.83	2.62
Loulo					80%
	Measured and Indicated	63.10	4.52	9.17	7.33
	Inferred	25.47	2.89	2.36	1.89
Gounkoto					80%
	Indicated	8.38	7.28	1.96	1.57
	Inferred	4.75	6.00	0.92	0.73

		Tonnes	Grade	Gold	Attributable
MINE/PROJECT	Category	(Mt)	(g/t)	(Moz)	Gold (Moz)
Morila					40%
	Measured and Indicated	16.76	1.49	0.80	0.32
	Inferred	0.95	0.81	0.02	0.01
Tongon					89%
	Indicated	38.85	2.89	3.61	3.21
	Inferred	11.70	2.59	0.97	0.87
Massawa					83%
	Indicated	17.43	4.16	2.33	1.94
	Inferred	6.24	3.39	0.68	0.57
TOTAL MEASURED AND INDICATED		276.02	3.58	31.79	20.64
TOTAL INFERRED		100.17	3.35	10.78	6.69

ORE RESERVES
Kibali					45%
	Probable	63.80	4.48	9.19	4.14
Loulo					80%
	Proven and Probable	49.45	4.42	7.03	5.63
Gounkoto					80%
	Probable	7.47	6.83	1.64	1.31
Morila					40%
	Proven and Probable	16.76	1.49	0.80	0.32
Tongon					89%
	Probable	38.02	2.63	3.22	2.86
Massawa					83%
	Probable	10.51	4.62	1.56	1.30
TOTAL PROVEN AND PROBABLE		186.01	3.92	23.45	15.56
Randgold reports its mineral resources and ore reserves in accordance with the JORC code and are equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Ore resources consist of insitu tonnes and grade carried out at US$1 000/oz optimisations. Ore reserve pit and underground optimisations are carried out at a gold price of US$700/oz. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves. Loulo mineral resources were calculated by Mr Chiaka Berthe an officer of the company under the supervision of Mr Rodney Quick a Qualified Person and officer of the company. Morila mineral resources were calculated by Mr Adama Kone an officer of the company under the supervision of Mr Rodney Quick a Qualified Person and officer of the company. The Tongon and Massawa mineral resources were calculated by Mr Babacar Diouf a Qualified Person and officer of the company. The Kibali mineral resources were calculated by Mr Rick Adams an independent Qualified Person and director of Cube Consulting Pty Ltd. The Loulo mineral reserves were calculated by Mr Samuel Baffoe, Mr Alexander Oduro and Mr Chris Moffat, all officers of Randgold, under the supervision by Mr Onno ten Brinke a Qualified Person and officer of the company. Gounkoto, Tongon and Massawa mineral reserves were calculated by Mr Onno ten Brinke a Qualified Person and officer of the company. The mineral reserves of Morila were calculated by Mr Stephen N’dede a Qualified Person and officer of the company. The Kibali open pit mineral reserves were calculated by Mr Quinton de Klerk, a director of Cube Consulting Pty Ltd and independent Qualified Person. The Kibali underground mineral reserves were calculated by Mr Paul Kerr, an officer of SRK Consulting Perth and an independent Qualified Person.
Randgold posted its annual report for the year ended 31 December 2009 to shareholders today and its Form-20F for the same period will also be filed with the United States Securities and Exchange Commission (‘SEC’) today. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading.

RANDGOLD ENQUIRIES:

Chief executive	Financial director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD:
Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and Nasdaq. Major discoveries to date include the Morila deposit in southern Mali, the Yalea deposit and the Gounkoto deposit, both in western Mali, the Tongon deposit in the Côte d’Ivoire and the Massawa deposit in eastern Senegal.
Randgold Resources financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company’s new mine being developed at Tongon is scheduled for the fourth quarter of 2010.
Randgold’s current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2008 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 15 May 2009, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.